March 22, 2013

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on March 7, 2013, regarding the Registrant’s Post-Effective Amendment No. 101 to its Registration Statement on Form N-1A filed on January 25, 2013 pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Global Small Cap Growth Fund.

Prospectus – All Classes

1.     Comment:        If estimated “Acquired Fund Fees and Expenses” are greater than 1 basis point, include a separate line item in the “Annual Fund Operating Expenses” table.

Response:        “Acquired Fund Fees and Expenses” are not estimated to be greater than 1 basis point and therefore no separate line item for “Acquired Fund Fees and Expenses” is included in the “Annual Fund Operating Expenses” table.

2.     Comment:        Revise the “Annual Fund Operating Expenses” table to remove the indentation before the last three items in the table.

Response:        The Registrant has revised the table in response to the staff’s comment.

3.     Comment:        In the “Annual Fund Operating Expenses” table, “Fee Waiver and/or Expense Reimbursement” may only be disclosed if it is anticipated that the fee waiver/expense reimbursement will reduce operating expenses and the expense limitation agreement will extend for at least one year following the date of the Fund’s prospectus.

March 22, 2013

Response:        The Registrant confirms that the fee waiver/expense reimbursement is anticipated to reduce operating expenses, as the projected annualized operating expenses are higher than the contractual expense limitations. The Registrant also confirms that the expense limitation agreement will extend for at least one year following the date of the Fund’s prospectus.

4.     Comment:        Confirm supplementally whether the Board of Trustees of the Trust can terminate the expense limitation before the stated expiration of the expense limitation agreement.

Response:        The expense limitation agreement provides that the agreement shall terminate with respect to the Fund upon the earlier of the termination of the Management Agreement or the date of the expiration of the expense limitation. The expense limitation agreement may be amended only through an agreement in writing between the Fund (i.e., the Board of Trustees) and the Advisor.

5.     Comment:        Clarify that in the expense example, the same expenses will be paid if the investor does not redeem all shares at the end of the period.

Response:        The Registrant believes the expense example disclosure, as drafted, complies with the requirements of Form N-1A. Instruction 4(f) of Item 3 of Form N-1A requires disclosure of expenses for investors that do not redeem their shares, but only if a sales charge (load) or other fee is charged upon redemption. Global Small Cap Growth Fund does not charge a sales charge (load) or other fee upon redemption, other than the redemption fee imposed on shares owned less than 60 days to discourage frequent trading in Fund shares. Therefore, the disclosure has not been revised.

6.     Comment:        Provide information supporting the Advisor’s definition of small cap companies as companies with a total market capitalization at the time of purchase of $5 billion or less.

Response:        After further consideration, the Advisor has determined to change the definition of small cap companies to companies with a float adjusted market capitalization at the time of purchase of $5 billion or less. The Advisor believes that this is an appropriate definition of small cap companies for the Fund. As of February 28, 2013, companies with float adjusted market capitalizations as high as $7 billion were contained in the Fund’s benchmark, the MSCI All Country World (ACWI) Small Cap Index (net). The Advisor therefore believes using a definition of small cap companies as those with a float adjusted market capitalization at the time of purchase of $5 billion or less accurately reflects the universe of investment opportunities in which the Fund may invest, given the benchmark to which the Fund will be compared.

March 22, 2013

7.     Comment:        In the “Principal Investment Strategies” section, consider the staff’s position that, with respect to funds that include “global” in their names, at least 40% of such a fund’s investments should be made outside of the United States.

Response:        The Global Small Cap Growth Fund’s prospectus states, “[t]he Fund’s investments are normally allocated among at least six different countries and no more than 65% of the Fund’s equity holdings may be invested in securities of issuers in any one country at any given time. Under normal market conditions at least 35% of the Fund’s assets will be invested in companies located outside the United States.” Fund management determined not to change the Global Small Cap Growth Fund’s current policy with respect to country diversification and investments outside of the United States.

Section 35(d) of the Investment Company Act of 1940 prohibits a fund from using a name that the Commission finds by rule to be materially deceptive or misleading. The Commission adopted Rule 35d-1 to address materially deceptive or misleading names. In the release adopting Rule 35d-1 (Release No. IC-24828), the Commission stated, “the terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (See footnote 42.)

Fund management acknowledges that the staff, through the Investment Company Institute, has provided further guidance on its views of the use of the word “global” or “international” in a fund’s name. This informal guidance provides that the staff’s goal is to ensure that funds using these terms explain how they intend to invest consistent with the connotation of diversification among investments in a number of different countries. According to the guidance, a staff reviewer might suggest, as an example, that investment in at least three different countries with at least 40% of assets outside of the United States is sufficient, though this approach is noted as not compulsory. Fund management believes that the Global Small Cap Growth Fund’s policy of investing in at least six different countries with no more than 65% of the Fund’s equity holdings invested in any one country and at least 35% of the Fund’s assets invested in companies located outside the United States is consistent with the Commission’s and the staff’s positions that a “global” fund’s investments should be diversified among a number of different countries throughout the world.

March 22, 2013

Fund management does note the language from the adopting release for Rule 35d-1 stating that “the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments, or the risks of those investments.” Fund management believes that the Global Small Cap Growth Fund’s policy for country diversification is consistent with a reasonable investor’s expectations of a “global” fund’s investments and risks.

8.     Comment:        Clarify, supplementally, the amount of assets the Fund may invest in emerging markets.

Response:        The prospectus states, “The Fund may invest the greater of 35% of its net assets or twice the emerging markets component of the MSCI All Country World (ACWI) Small Cap Index (net) in emerging markets…” Therefore, for example, should the emerging markets component of the MSCI All Country World (ACWI) Small Cap Index represent 20% of the investments in the Index, then the Fund may invest up to 40% of its net assets in emerging markets. On the other hand, if the emerging markets component of the Index was 10%, then the Fund may invest up to 35% of its net assets in emerging markets.

9.     Comment:        If the Fund’s investment objective can be changed without shareholder approval, state this in the prospectus. Further, if the Fund has a policy with respect to providing notice for changes to the Fund’s investment objective, note such policy in the prospectus.

Response:        The Fund’s investment objective is fundamental and thus, may not be changed without shareholder approval.

10.   Comment:        Confirm whether forward foreign currency transactions are a principal investment strategy of the Fund, and include forward foreign currency transactions in the “Principal Investment Strategies” section if appropriate.

Response:        The Advisor has confirmed that forward foreign currency transactions are not a principal investment strategy of the Fund.

11.   Comment:        If the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are available on the Registrant’s website, state this in the prospectus.

Response:        Item 9(d) of Form N-1A requires registrants to state that a description of policies and procedures with respect to the disclosure of portfolio securities is available on a fund’s website, if applicable. The Registrant does not currently provide the Fund’s policies and procedures for disclosure of the Fund’s portfolio securities on its website. Therefore, the disclosure has not been revised.

March 22, 2013

12.   Comment:        Include “New Fund Risk” in the “Principal Risks of Investing” section included in the Summary section of the prospectus.

Response:        The Registrant has revised the prospectus in response to the staff’s comment.

Statement of Additional Information

1.     Comment:        Confirm, supplementally, that the Fund’s concentration policy refers to federal, state and local United States governments.

Response:        The Registrant confirms that the concentration policy refers to federal, state and local United States governments.

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If you have any questions regarding these responses, please call me at (312) 609-7863.

Very truly yours,

/s/ Megan J. Claucherty

Megan J. Claucherty

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)
John S. Marten (Vedder Price P.C.)